Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1.	Identity of Company
1.1.	Name and Address of Company Canopy Growth Corporation (the “Company”) 1 Hershey Drive Smiths Falls, Ontario K7A 0A8
1.2.

Executive Officer

The following executive officer of the Company is knowledgeable about the Acquisition (as defined below) and this report:

Mr. Tim Saunders

Executive Vice President & Chief Financial Officer

Telephone: (613) 706-2185 ext. 150

Item 2.	Details of Acquisition

2.1.

Nature of Business Acquired

All amounts in this business acquisition report are stated in Canadian dollars unless stated otherwise.

On May 14, 2018, the Company announced that it entered into a non-binding agreement to purchase the 33% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) held by 1135012 B.C. Ltd. The Company held the remaining 67% interest in BC Tweed.

On July 5, 2018, the Company announced that it had completed the acquisition (the “Acquisition”) of the 33% interest in BC Tweed pursuant to a share purchase agreement dated July 4, 2018, as amended as of July 5, 2018 (the “Purchase Agreement”).

BC Tweed was incorporated by the Company on September 12, 2017. On October  10, 2017, the Company entered into a definitive joint venture agreement with 1135024 B.C. Ltd. to develop a greenhouse growing facility in Aldergrove, British

Columbia, Canada with an exclusive option to develop a further 1.7 million square feet of existing greenhouse infrastructure at a second location in Delta, British Columbia, Canada. On December 1, 2017, BC Tweed entered into an agreement to lease the second greenhouse growing facility in Delta, British Columbia, Canada.

The Aldergrove site includes the first and second stage licensing of 840,000 square feet of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.3 million square feet for flowering and harvesting. The Delta site includes the initial licensing of 900,000 square feet of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.7 million square feet for flowering and harvesting.

2.2.	Date of Acquisition July 5, 2018.
2.3.

Consideration

Pursuant to the Purchase Agreement, the Company completed the Acquisition for initial cash consideration of $1 million and 12,619,148 common shares of the Company (the “Consideration Shares”) having a value on the closing date of approximately $440,596,103. 8,202,446 Consideration Shares are subject to the terms of an escrow agreement, all of which will be released by no later than July 5, 2021.

In addition, if certain financing conditions are not met by October 15, 2018, an additional $35,000,000 will be payable in cash on or before November 15, 2018.

The Company also acquired a call option over certain entities that hold greenhouses and related property. The Company issued 674,821 common shares of the Company in exchange for the option, having a value on the closing date of approximately $26,790,394.

2.4.

Effect on Financial Position

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Acquisition which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or a substantial part of the business acquired pursuant to the Acquisition or to make any material changes to the Company’s business.

2.5.

Prior Valuations

No valuation opinion was required by securities legislation or a Canadian exchange or market within the last 12 months to support the consideration paid by the Company pursuant to the Acquisition.

2.6.

Parties to Transaction

The Acquisition was not with an informed person (as that term is defined in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7.	Date of Report September 18, 2018
Item 3.	Financial Statements and Other Information

The Acquisition constitutes a “step-by-step” acquisition. Accordingly, in reliance on section 8.11 of National Instrument 51-102, the Company is exempt from providing audited financial statements of BC Tweed, as BC Tweed has been consolidated since October 10, 2017 in the Company’s most recent annual financial statements for the year ended March 31, 2018.  The following pro-forma documents of the Company are attached as Schedule “A” to this business acquisition report:

(a)The unaudited pro-forma condensed consolidated statement of financial position of the Company as at June 30, 2018;

(b)The unaudited pro-forma condensed consolidated statement of operations of the Company and pro-forma earnings per share for the year ended March 31, 2018; and

(c)The unaudited pro-forma condensed consolidated statement of operations of the Company and pro-forma earnings per share for the three months ended June 30, 2018.

Cautionary Note Regarding Forward Looking Statements

This business acquisition report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, BC Tweed or the Company’s subsidiaries or affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this business acquisition report. Examples of such statements include the satisfaction of certain conditions and the release of the Consideration Shares from escrow. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; diversion of management time on the integration of the business; and such risks contained in the Company’s annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this business acquisition report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this business acquisition report are made as of the date of this business acquisition report and the Company does not undertake an obligation to publicly update such forward-looking statements or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SCHEDULE A

PRO-FORMA FINANCIAL STATEMENTS

CANOPY GROWTH CORPORATION
PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2018
UNAUDITED	Canopy	Pro Forma		Pro Forma
(Expressed in CDN $000's)	Growth	Adjustments	Notes	Consolidated

Assets
Current assets
Cash and cash equivalents	$657,896			$657,896
Amounts receivable	27,746			27,746
Biological assets	52,811			52,811
Inventory	118,204			118,204
Prepaid expenses and other assets	36,137	(1,000)	3a)	35,137
	892,794	(1,000)		891,794

Property, plant and equipment	479,898			479,898
Other long-term assets	26,973	26,800	3b)	53,773
Investments in associates and joint ventures	93,269			93,269
Other financial assets	177,282			177,282
Intangible assets	101,723		3a)	101,723
Goodwill	340,374	808,107	3a)	1,148,481

	$2,112,313	$833,907		$2,946,220

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$127,248			$127,248
Deferred revenue	767			767
Current portion of long-term debt	2,539			2,539
	130,554	-		130,554

Long-term debt	617,749			617,749
Deferred tax liability	30,815			30,815
Long-term financial liabilities	108,732	(72,600)	3a)	71,132
		35,000	3a)

	887,850	(37,600)		850,250

Commitments and contingencies

Shareholders' equity
Share capital	1,124,485	467,400	3a),3b)	1,591,885
Other reserves	145,564	954	4b)	146,518
Accumulated other comprehensive income	39,280			39,280
Deficit	(171,926)	404,107	4a)	231,227
		(954)	4b)

Equity attributable to Canopy Growth Corporation	1,137,403	871,507		2,008,910

Non-controlling interests	87,060			87,060

Total equity	1,224,463	871,507		2,095,970

	$2,112,313	$833,907		$2,946,220

CANOPY GROWTH CORPORATION
PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2018
UNAUDITED	Canopy	Pro Forma		Pro Forma
(Expressed in CDN $000's except share amounts)	Growth	Adjustments	Notes	Consolidated

Revenue	$25,916			$25,916

Inventory production costs expensed to cost of sales	14,832			14,832

Gross margin before the undernoted	11,084			11,084

Fair value changes in biological assets included in inventory sold and other inventory charges	26,388			26,388
Unrealized gain on changes in fair value of biological assets	(57,289)			(57,289)

Gross margin	41,985	-		41,985

Sales and marketing	17,266			17,266
Research and development	756			756
General and administration	19,588			19,588
Acquisition-related costs	1,884			1,884
Share-based compensation expense	23,072			23,072
Share-based compensation expense related to acquisition milestones	7,095			7,095
Depreciation and amortization	3,030		4e)	3,030

Operating expenses	72,691	-		72,691

Loss from operations	(30,706)	-		(30,706)

Share of loss on equity investments	(2,569)			(2,569)
Other expense, net	(60,426)	16,300	4a)	(44,126)
Total other expense, net	(62,995)	16,300		(46,695)

Loss before income taxes	(93,701)	16,300		(77,401)

Income tax (expense) recovery	2,723			2,723

Net loss	$(90,978)	$16,300		$(74,678)

Net loss attributable to:
Canopy Growth Corporation	$(80,277)	$16,300	4a)	$(63,977)
Non-controlling interests	(10,701)			(10,701)
	$(90,978)	$16,300		$(74,678)

Earnings per share, basic and diluted
Net loss per share:	$(0.40)			$(0.30)
Weighted average number of outstanding common shares:	200,160,740	13,293,969		213,454,709

CANOPY GROWTH CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018
UNAUDITED	Canopy	Pro Forma		Pro Forma
(Expressed in CDN $000's except share amounts)	Growth	Adjustments	Notes	Consolidated

Revenue	$77,948			$77,948

Inventory production costs expensed to cost of sales	37,790			37,790

Gross margin before the undernoted	40,158	-		40,158

Fair value changes in biological assets included in inventory sold and other inventory charges	66,268			66,268
Unrealized gain on changes in fair value of biological assets	(100,302)			(100,302)

Gross margin	74,192	-		74,192

Sales and marketing	38,203			38,203
Research and development	1,453			1,453
General and administration	43,819			43,819
Acquisition-related costs	3,406			3,406
Share-based compensation expense	29,631			29,631
Share-based compensation expense related to acquisition milestones	19,475	954	4b)	20,429
Depreciation and amortization	20,486		4e)	20,486

Operating expenses	156,473	954		157,427

Loss from operations	(82,281)	(954)		(83,235)

Share of loss on equity investments	(1,473)			(1,473)
Other income (expense), net	31,213	387,807	4a)	424,015
		4,995	4c)
Total other income, net	29,740	392,802		422,542

Income (loss) before income taxes	(52,541)	391,848		339,307

Income tax (expense) recovery	(1,593)			(1,593)

Net income (loss)	$(54,134)	$391,848		$337,714

Net income (loss) attributable to:
Canopy Growth Corporation	$(70,353)	$391,848		$321,495
Non-controlling interests	16,219			16,219
	$(54,134)	$391,848		$337,714

Earnings per share
Net income (loss) per share, basic:	$(0.40)			$1.69
Weighted average number of outstanding common shares, basic:	177,301,767	13,293,969		190,595,736

Net income (loss) per share, diluted:	$(0.40)			$1.60
Weighted average number of outstanding common shares, diluted:	187,991,527	13,293,969		201,285,496

Canopy Growth Corporation

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(amounts in Canadian thousands of dollars unless noted otherwise, except for per share amounts)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed interim consolidated statement of financial position as at June 30, 2018, the unaudited pro forma condensed interim consolidated statement of operations for the three months ended June 30, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 of Canopy Growth Corporation (“Canopy”) were prepared for illustrative purposes only in compliance with National Instrument 51-102 – Continuous Disclosure Obligations.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of operations of Canopy are comprised of information derived from:

•	the unaudited condensed interim consolidated statement of financial position of Canopy as at June 30, 2018;
•	the unaudited condensed interim consolidated statement of operations of Canopy for the three months ended June 30, 2018; and
•	the audited consolidated statement of operations of Canopy for the year ended March 31, 2018;

The unaudited pro forma condensed consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with Canopy’s unaudited condensed interim consolidated financial statements for the three months ended June 30, 2018 and the audited consolidated financial statements of Canopy for the year ended March 31, 2018.

The unaudited pro forma consolidated financial information gives effect to the acquisition of the minority shareholder’s (“Partner’s”) interest in BC Tweed as if it had occurred as at June 30, 2018, for the purposes of the unaudited pro forma condensed interim consolidated statement of financial position and as at April 1, 2017 for the purposes of the unaudited pro forma consolidated statement of operations for the year ended March 31, 2018 and for the purposes of the unaudited pro forma condensed interim consolidated statement of operations for the three months ended June 30, 2018.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the consolidated financial statements of Canopy for the year ended March 31, 2018 except for the accounting policy with respect to production and fulfillment related depreciation which was changed as of April 1, 2018, and the adoption of IFRS 9 and 15 on April 1, 2018.    These changes were described in note 3 to the condensed interim consolidated financial statement for the three months ended June 30, 2018.    There was no change to the comparative periods or transitional adjustments arising from the adoption of IFRS 9 and 15 on April 1, 2018.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of the Partner’s interest in BC Tweed been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of the results of operation of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

2. DESCRIPTION OF TRANSACTION

On July 5, 2018 Canopy acquired the Partner’s 33% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) (the “Transaction”).

Background

•

Prior to the Transaction, Canopy’s 66.67% interest in BC Tweed was being accounted for as an interest in a joint operation.  Canopy was recognizing its share of assets and liabilities and revenue and expenses in its consolidated financial statements on the basis of Canopy’s obligation and expectation to acquire BC Tweed’s output and provide financing, being 100%.  Consequentially, no pro forma adjustment is required to reflect Canopy’s increased ownership interest.

•

Under the terms of the BC Tweed shareholders’ agreement the Partner had the option to sell its interest in BC Tweed, in whole or in part, to the Company. This resulted in a liability (the “BC Tweed Put Liability”) being recorded in Canopy’s financial statements at the present value of the expected redemption amount, with changes recorded in net income in the period in which they arose.

•

BC Tweed had entered into a call option agreement with the Partner to acquire all the limited partnership units of the limited partnerships which hold the greenhouses and related property that BC Tweed is currently leasing for consideration of $73,000.

The Transaction

In consideration for acquiring the Partner’s interest, Canopy paid $1 million in cash and 12,619,148 shares of the Company of which 4,416,702 shares were released on closing and the remaining 8,202,446 shares were placed in escrow. The shares placed in escrow will be released over a period of up to three years, with the exact timing of release dependent on the occurrence of specified events.

On closing of the Transaction, the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property was amended to effectively increase the call option price by up to $36,000.  This adjustment to the purchase price represents contingent consideration, which has a fair value on the acquisition date of $35,000.

On closing of the Transaction, the Company also issued 674,821 common shares of the Company to the Partner with a value of $26,800 in exchange for an option to acquire entities that hold future infrastructure.   The infrastructure is held by a limited partnership currently owned by the Partner. As a result, the option will be accounted for as an option to acquire these limited partnership units.

On closing of the Transaction, Canopy amended the terms of a share-based compensation arrangement with the Partner to accelerate the vesting of 155,158 shares previously issued to the Partner, and to cancel the remaining tranches of the compensation arrangement.

3. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at June 30, 2018 has been adjusted to reflect the following transactions as if the acquisition of the Partner’s interest in BC Tweed had been completed on June 30, 2018:

(a) The Transaction is expected to be accounted for as a business combination achieved in stages under IFRS 3 Business Combinations. As such Canopy has remeasured its 66.67% interest in the joint operation to fair value and recognized a gain equal to the difference between this fair value and the carrying value of its previously recognised interest.

The consideration paid for the Partner’s interest was estimated to be $476,600.  The consideration was comprised of:

•	$1,000 cash deposit paid prior to June 30, 2018
•	4,416,702 shares issued on closing with a fair value of $175,340 based on a share price of $39.70
•	8,202,446 shares in escrow with a fair value of $265,260 estimated using a put option pricing model discounted to reflect management’s best estimate of the expected dates of release
•	$35,000 representing the fair value of the contingent consideration. The fair value of the contingent consideration has been estimated assuming the maximum amount is paid on November 15, 2018.

After adjusting this value to remove an estimated control premium the consideration paid implies an enterprise value of BC Tweed of approximately $1,528,210.  The fair value of Canopy’s previously recognised 66.67% share of BC Tweed has been estimated to be $1,018,807.   The difference between the carrying amount of Canopy’s 66.67% interest in BC Tweed of $210,700 and this fair value results in an estimated gain of $808,107.   This gain will be partially offset by the estimated loss of $404,000 on the extinguishment of the put liability.  This loss represents the difference between the consideration paid of $476,600 and the fair value of the put liability on the transaction date of $72,600.

The pro forma fair value adjustment of Canopy’s interest is subject to change based on finalization of valuation adjustments and completion of management’s assessment of the fair values of the assets and liabilities of BC Tweed. Due to the timing of the announcement of the Arrangement Agreement, Canopy has not yet obtained sufficient information to accurately determine the fair market value of BC Tweed’s net assets by category and has therefore allocated the book values of the net assets acquired as a proxy of fair value as at June 30, 2018. Goodwill represents the amount by which the fair value adjustment exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the fair value adjustment will be based on the net assets purchased as of the closing date of the Transaction and other information available at that time; there may be material differences from this pro forma fair value allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as: certain identified intangible assets, including licenses.

If a portion of the goodwill is allocated to BC Tweed’s intangible assets a pro forma adjustment related to depreciation expense would be required. For every $10,000 allocated to intangible assets in excess of book value, pro forma depreciation expense would increase on an annual basis by approximately $400 - $500 based on BC Tweed’s straight-line depreciation periods of 20 - 25 years which represents the useful life of its greenhouse assets. Licenses are amortized over the useful life of its related facility. The actual depreciation recorded will be subject to the determination of the useful lives and the allocated fair values and could materially differ from these estimates. Additionally, there may be an income tax impact associated with these differences, however this impact is dependent on the nature of the asset class and tax depreciation classes, and the assigned fair values, which are unable to be reliably estimated at this time. Due to the uncertainty of the amounts, no pro forma adjustments have been made in the pro forma financial statements for these items.

(b)  Since the option to acquire future infrastructure represents an option to acquire financial assets, the option is accounted for as derivative financial instrument which will be recognised initially and subsequently at fair value through profit and loss.  The fair value of this option has been estimated to be $26,800 which equals the fair value of the shares issued in exchange for this option.     A pro forma adjustment has been recorded to reflect the acquisition of this option.

4. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the three months ended June 30, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the acquisition of BC Tweed had been completed on April 1, 2017:

(a)

As discussed in note 3, in accordance with IFRS 3, as a result of this Transaction Canopy has estimated it will record a net gain of $404,107, which has been recorded as a pro forma adjustment in the year ended March 31, 2018.  For the three-month period ended June 30, 2018 and for the year ended March 31, 2018, Canopy recorded a loss in the amount of $16,300 and $19,900, respectively, related to changes in the fair value of the put liability. As a result of the pro forma effect of the Transaction, these fair value changes would not have occurred, and a pro forma adjustment has been recorded to remove this contributed loss.

(b)

As a result of the Transaction on the acquisition date share-based compensation expense of $954 will be incurred as result of the acceleration of the vesting of 155,158 shares and the cancellation of the remaining tranches and is recorded as a pro forma adjustment.

(c)

For the year ended March 31, 2018 Canopy recorded a Partner expense of $4,995 which represented a distribution to the Partner.  As a result of the pro forma effect of the Transaction, this distribution would not have occurred and a pro forma adjustment has been recorded to remove this expense.

(d)

It has been assumed that there has been no change in fair value of the option to acquire infrastructure and therefore there is no gain or loss on this option for the year ended March 31, 2018 and the three months ended June 30, 2018 and therefore no pro forma adjustment is required.

(e)

As discussed in Note 3(a), if a portion of the goodwill is allocated to intangible assets, a pro forma adjustment related to depreciation expense would be required.  For every $10,000 allocated to intangible assets in excess of book value, pro forma depreciation expense would increase on an annual basis by approximately $400 - $500 on an annual basis based on Canopy’s straight-line depreciation periods of 20 - 25 years which represents the useful life of its greenhouse assets. Licenses are amortized over the useful life of its related facility. The actual depreciation recorded will be subject to the determination of the useful lives allocated and the fair values and could materially differ from these estimates. Additionally, there may be an income tax impact associated with these differences, however this impact is dependent on the nature of the asset class and tax depreciation classes, and the assigned fair values, which are unable to be reliably estimated at this time. Due to the uncertainty of the amounts, no pro forma adjustments have been made in the pro forma financial statements for these items.

5. PRO FORMA NET INCOME (LOSS) PER SHARE

The pro forma net income (loss) per share for the three months ended June 30, 2018 and the year ended March 31, 2018 is as follows:

Three months ended June 30, 2018	Basic and Diluted
Pro forma net loss attributable to CGC	(63,977)
Weighted average shares outstanding	200,160,740
Pro forma shares issed for acquisition	13,293,969
Pro forma weighted average shares outstanding	213,454,709
Pro forma net loss per share	(0.30)

Year ended March 31, 2018	Basic	Diluted
Pro forma net loss attributable to CGC	321,495	321,495
Weighted average shares outstanding, basic	177,301,767	177,301,767
Pro forma shares issed for acquisition	13,293,969	13,293,969
Dilutive effect of Stock Options	-	6,613,623
Dilutive effect of Warrants	-	4,076,137
Pro forma weighted average shares outstanding	190,595,736	201,285,496
Pro forma net income per share	1.69	1.60